                                                                       EXHIBIT 1

     [CANADIAN SUPERIOR ENERGY INC. LOGO]

                                                       2005 FIRST QUARTER REPORT

MESSAGE TO SHAREHOLDERS

This document contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

   Statements contained in this document relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

   High impact, growth and value are the themes and objectives for Canadian Superior during 2005. We believe our management and professional staff have achieved significant gains by working very hard to deliver shareholders a growth strategy based on our continued development of Western Canadian cash flow and production focusing on our Drumheller core producing area and several other opportunities we have in Western Canada. This strategy has been successfully combined along side "High Impact" opportunities offshore Trinidad and Tobago where we are poised to commence drilling later this year on one of the most exciting natural gas plays in the world and offshore Nova Scotia in Atlantic Canada where we are planning further exciting activities.

   During 2004 our oil and gas revenue grew 22 percent to $38.5 million, up $7.1 million compared to $31.6 million in 2003, our cash flow from operations grew 52 percent to $20.2 million, up from $13.3 million in 2003, our production grew 12 percent to an average of 2,565 boe/d, up from the year before, and our proved plus probable reserves grew to 6,622 mboe, up 8 percent from 2003. We will be striving to achieve similar gains during 2005 and we are pleased to report that during the first quarter of 2005, oil and gas revenues grew 12 percent to $10.1 million, up from $9.1 million recorded in the first quarter of 2004, cash flow from operations grew 20 percent to $5.3 million, up from $4.4 million in the first quarter of 2004 and net income improved by $871,000 (up 114%) to a profit of $0.1 million in the first quarter of 2005, up from a loss of $0.8 million recorded in the first quarter of 2004. These positive results were achieved in spite of a slight temporary decline in production of 7 percent to 2,411 boe/d that was the result of unusually warm weather in February and March 2005 that resulted in a premature spring breakup. Furthermore, we are pleased to report that as of today's date our current daily production is estimated at 2,800 boe/d with further increases anticipated with the ongoing tie-in and drilling programs planned for the remainder of 2005.

   We are confident that these successful results and achievements will be recognized in the market as we proceed with creative transactions and "World-Class" drilling offshore Trinidad where a minimum of 5 wells are planned for drilling over the next 12 to 36 months (See Upper Map, page 3) and as it becomes further known that Canadian Superior is now the largest public company holder of exploration acreage offshore Nova Scotia (See Chart, page 4).

   The cash flow being generated off our growing Western Canadian operations will continue to be prudently managed to provide Canadian Superior with the opportunity to work toward providing "home run" opportunities for shareholders. As noted later in this report, we have endeavored to establish a corporate policy going forward which will be focused on continued financial discipline and conserving cash and debt capacity to allow us to build the necessary "war chest" to progress firstly with our planned drilling later this year offshore Trinidad and secondly further activities offshore Nova Scotia.

TRINIDAD AND TOBAGO

In the first quarter of 2005, we continued to make steady progress in preparing for exploration drilling and development on our offshore Trinidad and Tobago holdings slated for October 1, 2005. In particular, in the first quarter of 2005, we received the detailed 3D seismic data over the "Intrepid" Block 5(c) and over nearby producing fields. Our Exploration Team has been extremely busy interpreting that data and has confirmed several drilling locations on "Intrepid". Based on detailed seismic a number of large structural gas prospectus have been identified on the "Intrepid" Block (See Map, page 3) with multi-tcf potential and we expect the first drilling location will be announced shortly.


1                       CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT

                                                        MESSAGE TO SHAREHOLDERS

                         [CANADIAN SUPERIOR ENERGY INC.
                 TRINIDAD AND TOBAGO - REGIONAL SETTING GRAPHIC]

NOTE: EXPANDED VERSIONS OF 2005 FIRST QUARTER REPORT MAPS MAY BE VIEWED ON WWW.CANSUP.COM

   Trinidad is one of the most coveted oil and gas basins in the world today and for good reason. During the first week of May 2005, Trinidad and Tobago was named Country of the Year by Energy Magazine in Association with the Offshore Technology Conference, Houston, Texas. Offshore Trinidad is a "World-Class" basin with multiple large exploration and development opportunities as evidenced by recent drilling successes in the Columbus Basin, as well as having well developed, and developing LNG facilities and capacity, and ready access to international markets, 80% of North America's LNG is supplied from Trinidad and some of the largest producing wells in the world are located in Trinidad close to our acreage (See "Intrepid" Block Map, bottom page 3). For example, 15 of the top 25 British Petroleum (BP) producing wells world-wide are located in Trinidad. When you align this with the stable fiscal and legal regime that is present in Trinidad and Tobago, you have a fair win-win situation for all those involved; and, the Government and people are very knowledgeable and supportive of the oil and gas industry and aggressive explorers like Canadian Superior.

   Canadian Superior is extremely honored to have been awarded the right to explore on Block 5(c) in the Government of Trinidad and Tobago Ministry of Energy and Energy Industries' 2003/2004 Offshore Competitive Bid Round in May 2004 and we are planning to proceed with drilling on Block 5(c), by October 1, 2005. We have named this project and Block 5(c) "Intrepid". "Intrepid" was the code name of a famous Canadian spy during World War II, and some historians have argued he was one of the most important factors in the Allies winning the war. The famous Canadian spy's name was William Stephenson. The name "Intrepid" in Webster's Dictionary is defined as "outstandingly courageous" or "fearless". We feel the name is very appropriate given the challenges we face daily in the oil and gas business, and given the challenges we have successfully faced and overcome during the past several months. The "Intrepid" Block 5(c) covers 80,041 gross acres and we have identified significant natural gas exploration and development potential, offsetting the large Dolphin gas field operated by British Gas, which we have identified based on our review of extensive 3D seismic data (Again, please see "Intrepid" Block 5(c) Map, bottom page 3).

   We have signed the Production Sharing Contract (PSC) for the "Intrepid" Block 5(c) and it has been recently reported in April 2005 that our PSC award has received Government approval. The final formal confirmation that the fully approved PSC is in place is expected shortly and it will pave the way for Canadian Superior to drill the first well, of our multi-well drilling program, planned on the "Intrepid" block off the


CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT                       2

MESSAGE TO SHAREHOLDERS

                         [CANADIAN SUPERIOR ENERGY INC.
                              TRINIDAD AND TOBAGO
                           OFFSHORE HOLDINGS GRAPHIC]

East Coast of Trinidad for on or before October 1, 2005 (See Maps, page 3), subject to Government and regulatory approval. To assist Canadian Superior in going forward with our planned drilling in Trinidad, the Corporation has entered into a transaction whereby a non-competitive industry partner will participate on a promoted basis, paying 1/3 of Canadian Superior's cost to earn a 1/4 interest in Block 5(c). Accordingly, it is Canadian Superior's intention to operate the drilling of this exciting prospect and retain a 75% interest in the "Intrepid" Block by funding only 2/3 of the total cost of the first "Intrepid" well, which is expected to have a total well cost between U.S. $15 - 20 million to drill.

                              [INTREPID BLOCK 5(C)
                              PROSPECT SUMMARY MAP
                                    GRAPHIC]


3                       CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT

                                                        MESSAGE TO SHAREHOLDERS

   This strategy combined with the financial discipline outlined in this quarterly report should allow Canadian Superior to maximize its interest in the "Intrepid" prospect as our qualified drilling team proceeds forward with this exciting project. Accordingly, for 2005, we have focused our high impact attention directly on Trinidad to commence drilling as soon as possible in such a fashion that should minimize dilution and hopefully maximize returns for the Company and its shareholders.

                   [RANKING OF PUBLIC COMPANY ACREAGE HOLDERS
                         OFFSHORE NOVA SCOTIA GRAPHIC]

OFFSHORE NOVA SCOTIA, CANADA

Over the last 5 years due to our focused operations offshore Nova Scotia, Canadian Superior has become the largest public company holder of exploration acreage offshore Nova Scotia with 100% interests in six exciting exploration licences totaling 1,293,946 acres (See Chart and Map, page 4); during this time we have also evolved as one of the few active operators involved in all three main play types in the basin. This has resulted in our Company being fortunate enough to have gained the experience and manpower necessary to drill and operate some of the most complex and technically challenging wells in the world through our Halifax Office which will be integrally involved in our upcoming drilling operations in Trinidad and Tobago. At the same time further operations are planned for offshore Nova Scotia in due course.

   Although due to 2005 cost considerations and capital budgeting requirements our drilling in Trinidad and Tobago will take priority over offshore Nova Scotia, we are preparing for further drilling Offshore Nova Scotia off the East Coast of Canada on our "Mariner" Block. During the first quarter of 2005, our

                                 [SCOTIAN SHELF
                           EAST COAST OF CANADA GRAPHIC]

CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT                       4

MESSAGE TO SHAREHOLDERS

Halifax team worked hard to advance further drilling and operations offshore Nova Scotia. Based on front end geological and geophysical analysis, completed over the past several months, two new prospective locations, as shown on the map below, have been identified for drilling on our "Mariner" Block. Drilling engineering, procurement and permitting activities to progress this additional drilling on our "Mariner" Project are well underway. Wellsite survey work has been completed at these 2 sites, and since the surveying, we secured the most critical long lead time item for the well by purchasing the 10-3/4 inch and 9-7/8 inch casing, for the next "Mariner" well. We are preparing to undertake further drilling, upon finalizing joint venture partners, and as rig availability firms up, which is expected not to occur prior to late fall of this year.

                      [CANADIAN SUPERIOR ENERGY INC.
      "MARQUIS", "MARINER", "MARAUDER", AND "MARCONI" PROSPECTS GRAPHIC]

   In addition to Canadian Superior's "Mariner" exploration project targeting Cretaceous and Jurassic gas bearing sands, we continue to work on our Abenaki Reef "Marquis" project and our "Mayflower" deepwater project. Our "Marquis Project" lands encompass two exploration licences with approximately 111,000 contiguous acres located in shallow water depths close to the existing Sable Offshore Energy Project producing infrastructure and EnCana's Deep Panuke discoveries. Additional detailed geophysical seismic data that can be analyzed in light of the measured well bore data obtained through the drilling of the "Marquis" L-35/L-35A exploration well may be obtained in due course and should allow us to identify optimal future drilling locations on the Abenaki Reef up-dip from our 2002 "Marquis" L-35/L-35A well. We also understand EnCana is planning 2 or 3 more wells on the Abenaki Reef trend.

   Canadian Superior's "Mayflower" deepwater project exploration licence covers approximately 712,000 acres and is located approximately 460 kilometres (285 miles) east of Boston. Mapping to date indicates the presence of five sizeable deepwater prospects within the "Mayflower" block. These large prospects are structural and are typically formed by mobile salt tectonics. Prospect sizes range from 50 to 200 square kilometers (19 to 77 square miles) in size and are located in 1,300 to 2,500 metre (4,265 - 8,200 feet) water depths. We are currently working to secure partners for this exciting prospect and we are planning to proceed with a high resolution seismic program over the "Mayflower" block to further define targeted structures to enable future drilling.

   We also have identified several other Cretaceous and Jurassic prospects on our "Marauder" and "Marconi" exploration lands covering an additional 371,000 additional acres offshore Nova Scotia. These exploration licences were targeted for acquisition based on analysis of proprietary seismic data and in-house geological evaluations. "Marauder", encompassing approximately 312,000 acres, directly offsets three Significant Discovery Licences (Uniacke, Citnalta and Arcadia). "Marauder" has four seismically defined prospects, two of which lie on trend with and are related to the Uniacke and Citnalta significant


5                       CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT

MESSAGE TO SHAREHOLDERS

            ["MAYFLOWER" WORLD-CLASS TURBIDITE PROSPECTS GRAPHIC]

discoveries. These provide Canadian Superior with additional attractive prospects in this proven area. "Marconi" (EL 2416), encompassing approximately 59,000 (100% owned) acres, has a seismically defined tilted fault / anticlinal prospect similar to other Sable area fields such as Glenelg and Alma.

                         [CANADIAN SUPERIOR ENERGY INC.
                        "MAYFLOWER PROSPECT" SEISMIC DATA
                   CANADIAN SUPERIOR - TURBIDITE PROSPECT GRAPHIC]


CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT                       6

MESSAGE TO SHAREHOLDERS

   The Sable Island area gas supply is very important and strategic for the North Eastern United States gas supply, and we are confident that being the largest public company holder of exploration acreage in this area will be very rewarding for Canadian Superior and our shareholders.

WESTERN CANADA

OPERATIONS SUMMARY

In addition to continuing to progress our "high impact" opportunities in Trinidad and Tobago and offshore Nova Scotia, during the first quarter of 2005, we have worked hard in Western Canada continuing to develop Western Canadian cash flow and production, focusing on developing our Drumheller, Alberta core area and several high impact drilling opportunities. Our Corporation has major acreage and production holdings in the Drumheller area, located in Central Alberta, with year round access, and as of the end of the first quarter of 2005, Canadian Superior holds 181,995 gross acres in this multi-zone area.

   During the first quarter of 2005, Canadian Superior drilled a total of 4 wells (3.15 net) and tied-in 2 producing oil and gas wells and 3 producing gas wells. Because of early spring breakup in southern Alberta only one well (drilled and abandoned) was drilled in the Drumheller area to preserve an existing lease. The bulk of the Corporation's 2005 drilling, completion and tie-in programs are scheduled for late Q2, Q3 and Q4 of 2005, with a total of approximately 20 wells planned for drilling on its Western Canadian lands in the second quarter and approximately 17 wells in the third quarter, a number of these being non-operated coal bed methane (CBM) wells.

                         [CANADIAN SUPERIOR ENERGY INC.
             WESTERN CANADA EXPLORATION & DEVELOPMENT AREAS GRAPHIC]

   Of particular interest during the 2005 winter drilling and completion program were natural gas discoveries at Drumheller and Windfall. Drumheller, as Canadian Superior's core producing area, generates the majority of the Corporation's cash flow through the sale of oil and gas. At Drumheller, the Corporation recently completed the drilling and testing of a 100% W.I. gas well that A.O.F. tested 10 mmcf per day.


7                       CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT

                                                        MESSAGE TO SHAREHOLDERS

                         [STRATEGIC CORE PRODUCTION AREA
                        "DRUMHELLER AREA" ALBERTA GRAPHIC]


This well is capable of producing 2.3 mmcf gas per day with 40 bbls per day of additional condensate production, and has recently been tied-in and put on production at a restricted rate of about 635 mcfd. Shortly, as further line capacity becomes available, daily production from this well will be increased to add more daily production.

   Also of particular note at Drumheller, seven coal bed methane (CBM) wells (W.I. 30%) have been recently successfully completed with a combined test rate of 1.2 mmcf per day and are scheduled to be tied-in shortly in the second quarter of 2005, as noted below. The CBM production is being obtained from the Horseshoe Canyon formation and we are pleased to report that this formation does not produce any significant associated water with the gas production. We intend to use these encouraging results from this non-operated lower working interest test project to build a solid foundation for development of the extensive CBM potential that exists over our large high working interest acreage base within the Drumheller area. A total of 8 CBM wells, including the wells noted above, are scheduled for tie-in the second quarter, with 13 more CBM wells planned for drilling in the second quarter and at least an additional 10 CBM wells are planned in the third quarter of 2005. We have approximately 108 net sections (69,120 acres) in the Drumheller area with potential for coal bed methane production. As an indicator of the latent land value of our CBM acreage in this area, recent land sale prices in the Drumheller area for coal bed methane rights have exceeded $250,000 per section (approximately $390 per acre). Given the success we have initially experienced in the Drumheller area with coal bed methane, we are looking at creative ways to maximize the value of this asset.

WESTERN CANADIAN HIGH IMPACT OPPORTUNITIES

Canadian Superior also holds operated high working interests in a number of other Alberta and British Columbia properties that are primarily in winter access areas. These other areas total an aggregate of 97,199 gross acres (78,129 net acres) in Alberta and 15,243 gross acres (11,766 net acres) in British Columbia. The main operated areas in Alberta are Windfall, Boundary Lake and Bison. In British Columbia, the main operated areas are Altares, Umbach and Parkland, all of which are considered to be potential high impact areas.


CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT                       8

MESSAGE TO SHAREHOLDERS

EAST LADYFERN

In March of 2004, Canadian Superior Energy Inc. shot a 62 square kilometer 3D seismic program in the East Ladyfern area to further evaluate the Slave Point potential demonstrated in the tested 7-2-92-11W6 well located in a remote area in North Western Alberta, Canada. The 3D indicated follow-up locations to the south and additional 2D seismic was shot. A follow-up location, located at 1-26-92-11W6 was surveyed and the site was prepared for drilling in late 2004 after freeze up. The well was spudded in late January of 2005 and Canadian Superior completed the drilling of this Slave Point operated exploration test well (75% W.I.). The well was drilled to depth and cased, but due to unseasonably warm weather in this winter access only area, the Corporation was unable to complete and evaluate this well prior to spring breakup and the prospect will be further evaluated during the next drilling season.

                                     [Photo]
                      CANADIAN SUPERIOR DRILLING OPERATIONS

WINDFALL/PINE CREEK

Additional 2D seismic was shot in the Windfall area in West Central Alberta early in 2004 to evaluate several potential zones in the Cretaceous and the Jurassic. Two wells were successfully drilled during the winter of 2004/2005 resulting in two natural gas discoveries in the Windfall area. One gas well (100% W.I.) was successfully drilled, completed and tested at 1.5 mmcf per day and a second non-operated gas well (40% W.I.) was drilled, completed and tested at 750 mcf per day. The wells are currently in the process of being tied in, and it is anticipated that both wells will be on production, later in May, and further add to Canadian Superior's growing Western Canadian production base.

     In addition, the Corporation plans on entering one of its existing producing wells in this area and completing a perspective zone that is expected to further increase the area's production.


9                        CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT

                                                         MESSAGE TO SHAREHOLDERS

BOUNDARY LAKE

The Boundary Lake area has seen new emphasis in Canadian Superior's exploration effort. Several test seismic lines have been reprocessed which has initiated a larger reprocessing project and a renewed interest in this area. Exploration efforts are still in the planning stages, but with the current land base of over 9000 net acres, the Corporation is looking to this area for future potential reserve adds. The Company was successful at recent crown land sales and plans on purchasing additional 3D seismic data in the area.

BRITISH COLUMBIA - UMBACH, ALTARES, PARKLAND

Although Canadian Superior continues to be active in Altares and the Parkland area of NEBC, and the Venus, Botha and Chinchaga areas of Northern Alberta, these areas have been re-evaluated in 2004 and the Corporation has at this time shifted its emphasis to the core areas in Alberta, Offshore Nova Scotia and Offshore Trinidad.

     As noted in our 2004 Annual Report issued in March 2005, several pending transactions are being considered in British Columbia and these will help shape the future of these areas.

                                     [PHOTO]
                  CANADIAN SUPERIOR GAS WELL TESTING OPERATIONS


CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT                       10

MESSAGE TO SHAREHOLDERS

FINANCIAL HIGHLIGHTS

We are pleased to report a profitable first quarter 2005, with oil and gas revenues, cash flow from operations and net income all up from the same period in 2004. Oil and gas revenue, before royalties, increased by 12 percent to $10.1 million in the first quarter of 2005, as compared to $9.1 million in the same period in 2004. The revenue increase was due to higher commodity prices in 2005. Our average sales price in the first quarter of 2005 was $46.64/boe ($7.59/mcf for natural gas and $50.34/bbl for oil and NGLS) up 21 percent from $38.42/boe in the same period in 2004 ($6.60/mcf for natural gas and $34.52/bbl for oil and NGLs).

     We are also pleased to report that cash flow from operations increased 20 percent, to $5.3 million in the first quarter of 2005, up from $4.4 million in the same period in 2004. Also, the Corporation recorded an increase in net income of $871,000 (up 114%) to a profit of $0.1 million in the first quarter of 2005, up from a loss of $0.8 million recorded in the first quarter 2004.

     These positive results are in spite of a slight temporary decline in average daily production of the Company of 7 percent to 2,411 boe/d in the first quarter due to unusually warm weather in February and March 2005 that was the result of a premature spring breakup. As previously noted in this report, we are also pleased to report that as of today's date our current daily production is estimated at 2,800 boe/d. Further increases are anticipated with the ongoing tie-in and drilling programs planned for the remainder of 2005.

LAND INVENTORY

Our undeveloped land acreage in Western Canada at the end of the first quarter of 2005 was approximately 165,538 gross acres (139,788 net acres) with an average working interest of 84%.

     Canadian Superior is the largest public company holder of exploration acreage offshore Nova Scotia, where Canadian Superior currently holds 100% working interests in six licences covering an aggregate of 1,293,946 acres.

     In Trinidad and Tobago, Canadian Superior's Mayaro/Guayaguayare (M/G) "Tradewinds" joint venture lands cover 55,000 gross acres and our "Intrepid" Block 5(c) covers 80,041 gross acres. Total acreage is now 135,041 gross acres, resulting in Canadian Superior becoming a significant strategic acreage holder in Trinidad and Tobago.

CORPORATE RESPONSIBILITY AND COMMUNITY INVOLVEMENT

Canadian Superior is a strong advocate of direct corporate involvement in communities contributing to, or affected by, its activities. We believe that direct community involvement enhances our ability to properly achieve common goals. Significant efforts are exerted to ensure that we have a responsible and responsive corporate presence. We conduct regular discussions with community representatives and stakeholders and we take care to ensure that planned activities are fully explained. Our attitude of direct involvement with local communities is consistently supported by sponsorship of community programs.

     As detailed in our 2004 Annual Report, in Western Canada, Canadian Superior has been a sponsor of urban and rural communities, charitable organizations and sponsorships including cancer research in Alberta. This includes again this year in June, the Corporation being the major sponsor of 4H on Parade which is one of the largest rural youth agricultural shows in North America and the largest rural youth agricultural show in Canada. We intend to actively continue with support for community and charitable programs and initiatives and we encourage our staff and management to do the same. In addition to regular charitable donations, in Nova Scotia, Canadian Superior's contributions continue to include significant support to education and training, as well as to oil and gas related research and development activities, for students enrolled in undergraduate education programs in Nova Scotia.

     In Trinidad and Tobago, Canadian Superior considers it important to promote the development of people by imparting to Trinidad and Tobago nationals technology and business expertise in all areas of energy sector activity, and is committed to a number of programs which are associated with the provisions of the proposed Production Sharing Contract between the Government of Trinidad and Tobago and the


11                       CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT

                                                         MESSAGE TO SHAREHOLDERS


Ministry of Energy and Energy Industries and Canadian Superior regarding Block 5(c). In addition, and separate from those programs, and also in recognition of our mayaro/Guayguayare (M/G) Joint Venture with Petrotrin, Canadian Superior has recently established the Canadian Superior Energy Canada - Trinidad and Tobago Charitable Foundation to undertake various additional programs including the promotion of educational training, as well as research and development activities, for students enrolled in undergraduate educational studies in Trinidad and Tobago. This program is modeled after our very successful Nova Scotia program supporting undergraduate education, training and research and development, as briefly outlined above.

     In summary, we look forward to continuing to actively support programs related to the communities and stakeholders that support our corporate objectives and growth strategies.

OUTLOOK - 2005 AND LONGER TERM

Accordingly, Canadian Superior believes that its strategy to create high impact opportunities, value and growth is well positioned for 2005 and the years beyond. This year Canadian Superior's "High Impact" offshore drilling program is clearly centered on drilling in Trinidad and Tobago with further activities planned for offshore Nova Scotia in due course.

     Western Canadian operations will continue to be focused on the Company's core producing area of Drumheller, Alberta, with emphasis also being placed on Canadian Superior's exciting new Western Canadian coal bed methane (CBM) opportunities in the Drumheller area where we have extensive holdings.

     We are also confident that as the above mentioned opportunities are being developed, the market will recognize Canadian Superior's underlying value and the tremendous strengths and opportunities related to our growing asset base, as we continue forward and strive to maintain our financial discipline and strong balance sheet having successfully overcome a number of challenges faced by the Company.

     Respectfully submitted on behalf of the management, staff and Board of Directors of Canadian Superior Energy Inc.

                                    CANADIAN SUPERIOR ENERGY INC.
                                    per

                                    /s/ Greg S. Noval
                                    -------------------------------
                                    Greg S. Noval
                                    Chief Executive Officer
                                    May 16, 2005


THE CANADIAN SUPERIOR WEBSITE AT WWW.CANSUP.COM CONTAINS DETAILED DESCRIPTIONS OF WESTERN CANADIAN ASSETS, OFFSHORE NOVA SCOTIA MAPS AND PROJECT DESCRIPTIONS AND TRINIDAD AND TOBAGO MAPS AND PROJECT DESCRIPTIONS.


CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT                       12

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis should be read in conjunction with the unaudited consolidated interim financial statements and notes thereto for the three months ended March 31, 2005, and the audited consolidated financial statements and MD&A for the year ended December 31, 2004 contained in the 2004 annual report for Canadian Superior Energy Inc. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada. The following discussion and analysis refers primarily to the first quarter of 2005 compared with the same period in 2004 unless otherwise indicated. The calculation of barrels of oil equivalent ("boe") is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

     Management's Discussion and Analysis contains the term "cash flow from operations", which is determined before changes in non-cash working capital and should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with generally accepted accounting principles ("GAAP"). Canadian Superior's determination of cash flow from operations may not be comparable to that reported by other corporations. A reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the audited financial statements. The Corporation also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding in a manner consistent with the calculation of earnings per share.

     The MD&A contains forward-looking or outlook information regarding the Corporation. Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking or outlook information. These risks and uncertainties include, but are not limited to: commodity price levels; production levels; the recoverability of reserves; transportation availability and costs; operating and other costs; interest rates and currency exchanges rates; and changes in environmental and other legislation and regulations.

NET INCOME AND CASH FLOW FROM OPERATIONS

                                                          ($000's)                    ($ per boe)
                                               -------------------------------------------------------------
Three months ended March 31                       2005      2004   % change     2005      2004     % change
------------------------------------------------------------------------------------------------------------
REVENUE                                        $10,120    $9,072         12   $45.97    $38.42           20
   Royalties, net of ARTC                        1,746     1,884         (7)    8.05      7.97            1
   Production and operating expenses             1,524     1,510          1     6.92      6.40            8
------------------------------------------------------------------------------------------------------------
OPERATING NETBACK                                6,850     5,678         21    31.57     24.05           31
   General and administrative expenses           1,289     1,125         (5)    5.85      4.78           22
   Net interest expense (income)                   160        46         44     0.72      0.19          278
   Large Corporations Tax                           58        68         (9)    0.26      0.28           (7)
------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATIONS                        5,343     4,436         24    24.63     18.79           33
   Depletion and amortization                    4,951     5,085         (3)   22.82     21.54            6
   Future income tax (recovery)                     88      (126)       n/a     0.41     (0.53)         n/a
   Stock compensation expense                      199       243        (18)    0.92      1.03          (13)
------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                              $   105    $ (766)       114   $ 0.48    $(3.25)         n/a
------------------------------------------------------------------------------------------------------------

     The Corporation recorded a net income of $0.1 million, or $(0.00) per share, for 2005, as compared to a net loss of $0.8 million $(0.01) per share, in 2004.

     Cash flow from operations increased 20 percent to $5.3 million in 2005, from $4.4 million in 2004. Higher product prices received in 2005 was the primary contributor to the large cash flow increase.


13                       CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS


PRODUCTION, PRICING AND REVENUE

Three months ended March 31, 2005                   2005     2004    % change
                                                ------------------------------
NATURAL GAS
Average Daily Production (mcf/d)                  11,092   11,882          (7)
Average Sales Price ($/mcf)                      $  7.59  $  6.60          15
NATURAL GAS REVENUE ($000's)                     $ 7,574  $ 7,136           6

OIL & NGLs
Average Daily Production (bbl/d)                     562      614          (8)
Average Sales Price ($/bbl)                      $ 50.34  $ 34.52          46
OIL & NGLs REVENUE ($000's)                      $ 2,546  $ 1,930          31

BARRELS OF OIL EQUIVALENT (6:1)
Average Daily Production (boe/d)                   2,411    2,594          (7)
Average Sales Price ($/boe)                      $ 46.64  $ 38.42          21

TOTAL OIL & GAS REVENUE ($000's)                 $10,120  $ 9,072          12

Average daily production for 2005 decreased to 2,411 boe/d, down 7 percent from 2,594 boe/d in 2004. The decrease in production is the result of an increased amount of shut in wells resulting from an early spring breakup caused by unusually warm weather during February and March.

     Oil and gas revenue, before royalties, increased 12 percent to $10.1 million in 2005, as compared to $9.1 million in 2004. This revenue increase is due to higher average prices achieved during 2005. The average sales price in 2005 was $46.64/boe ($7.59/mcf for natural gas and $50.34/bbl for oil and NGLs) up 21 percent from $38.42/boe in 2004 ($6.60/mcf for natural gas and $34.52/bbl for oil and NGLs). Gas volumes decreased 7 percent to 11,092 mcf per day in 2005, down from 11,533 per day in 2004, while oil volumes decreased 8 percent to 562 bbls per day in 2005, down from an average of 614 bbls per day produced in 2004.

HEDGING

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes to protect the Corporation against negative commodity price movements and are not used for trading or other speculative purposes. These 2005 activities resulted in a gain of $246,000 which was recorded as an increase in oil and gas revenues during the period.

     The Corporation has the following contract in place subsequent to March 31, 2005:

Contract            Volume         Price                          Term
----------------------------------------------------------------------------------------------------
CRUDE OIL
Costless Collar     100 bbls/d     $43.85 - $51.00 USD/bbl WTI    April 1, 2005 - December 31, 2005

     At March 31, 2005, the estimated fair value of the above financial instruments was a loss of $133,000.

CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT                       14

MANAGEMENT'S DISCUSSION AND ANALYSIS

ROYALTIES

Royalties, net of the Alberta Royalty Tax Credit of $125,000, totaled $1.7 million in 2005, down 7 percent from $1.9 million recorded in 2004. The reduction in royalties is the result of a higher deduction for gas cost allowance allowed in 2005 on crown royalties. The average royalty rate for the first quarter of 2005 was 17.3 percent of total revenues, compared to 2004 crown royalties of 21 percent. This reduction in the percentage of total revenues in 2005 also resulted from the increase in gas cost allowance attributable to the crown royalties.

PRODUCTION AND OPERATING EXPENSES

Production and operating expenses remained constant at $1.5 million for 2005 and 2004. On a boe basis, 2005 production and operating expenses increased to $6.92/boe, up 8 percent from $6.40/boe in 2004. This increase results from the lower production caused by the increased amount of shut in wells resulting from an early spring breakup caused by unusually warm weather during February and March.

GENERAL AND ADMINISTRATIVE EXPENSES

Gross G&A charges increased to $2.6 million in 2005, up 18 percent from $2.2 million record in 2004. The main reason for the increase in general and administrative costs is the increased staffing required to facilitate our East Coast and Trinidad operations. Capitalized G&A consisting of the share of the company's general and administrative expenditures which relate to exploration activities increased 30 percent to $1.3 million in 2005, from $1.0 million recorded in 2004. Net G&A expenses of $1.3 million in 2005, is up 14 percent from $1.1 million in 2004.

     On a unit of production basis, net G&A expenses increased 22 percent to $5.85 per boe for 2005 from $4.78 per boe recorded in 2004. This reduction is the result of increased staffing requirements offset by lower quarterly production.

STOCK BASED COMPENSATION EXPENSE

In September 2003, the CICA issued an amendment to section 3870 "Stock based compensation and other stock based payments". The amended section is effective for fiscal years beginning on or after January 1, 2004. The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Company implemented this amended standard in 2004. The company recorded $199,000 in stock based compensation expense for 2005, down from $243,000 recorded in 2004.

INTEREST

During the first quarter of 2005 the Corporation paid $235,000 in interest on its revolving production loan facility, which at quarter end had a drawn balance of $11.1 million. $174,000 of interest expenses were incurred in 2004.

     Interest income of $75,000 was earned by the Corporation in 2005 on its Offshore Nova Scotia license term deposits compared to $128,000 earned in 2004.

DEPLETION, AMORTIZATION AND ACCRETION

Depletion, amortization and accretion expense for 2005 totaled $5.0 million, down from $5.1 million in 2004. Depletion expenses are high for a company our size because of the large expenditures required to evaluate and drill offshore wells on the East Coast. East Coast exploration and drilling costs have been included in the depletable pool, with no corresponding increase in reserves.

TAXES

The Corporation recorded current taxes only in respect of the federal Large Corporations Tax. The Large Corporations Tax is based on the Corporation's year-end book value, and was $58,000 in 2005. As a result of the net income from operations of $105,000 reported in 2005, future income taxes of $88,000 was recorded. The Corporation does not expect to be cash taxable in 2005.


15                       CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

CAPITAL EXPENDITURES

Three months ended March 31


   ($000's)                             2005     2004    % change
-----------------------------------------------------------------
Acquisition/(Disposition)             $ (475)    $ --        n/a
Exploration & Development              4,049   11,009        (63)
Plants, Facilities & Pipelines           170    1,648        (90)
Land & Lease                             436      601        (27)
Capitalized expenses                   1,268      952         33
-----------------------------------------------------------------
                                      $5,447  $14,210        (62)
-----------------------------------------------------------------


The Corporation incurred $5.4 million of capital expenditures in 2005 compared to $14.2 million spent in 2004. Lower drilling costs were incurred in 2005 as a result of unseasonably warm weather during the first quarter of 2005 hampering both drilling and completion efforts of the Company. The 2004 capital expenditures also include approximately $5.5 million for the Corporation's share of the Mariner I-85 well costs.

SUMMARY OF QUARTERLY RESULTS

(000's except production amounts)

                    31-Mar-05   31-Dec-04   30-Sep-04   30-Jun-04   31-Mar-04   31-Dec-03   30-Sep-03   30-Jun-03
                    ---------------------------------------------------------------------------------------------
   Production
     Oil bbls/d           562       691.4       653.1       602.9       614.2       731.8       797.8       671.4
     Gas mcf/d         11,092    12,208.9    10,489.8    11,427.5    11,881.5    11,431.0    11,833.1     2,639.7
     boe bbls/d         2,411       2,726       2,401       2,508       2,594       2,637       2,770       2,778

  Gross revenue        10,120      11,014       9,282       9,315       9,072       8,614       9,088       9,888
   Net income (loss)      105        (486)     (2,267)       (271)          0         (88)         (6)        495
   Income (loss)
     per share            0.0        (0.1)      (0.02)       (0.0)        0.0        (0.0)       (0.0)       0.01
   Cash flow from
     operations         5,343       5,968       4,526       5,312       4,439       3,676       4,317       4,696
   Cash flow
     per share           0.05        0.06        0.04        0.05        0.04        0.04        0.05        0.05

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's current $24.0 million revolving production loan facility expires on May 31, 2005 unless renewed, extended or replaced. At March 31, 2005, $11.1 million was drawn on this facility. As at May 3, 2005, approximately $11.75 million is outstanding on this facility, and the Corporation has approximately $2.6 million in cash deposits available for corporate purposes. In addition to the $2.6 million of available cash currently on hand, the Corporation has $14.5 million of term deposits posted as security against its remaining Offshore Nova Scotia work expenditure bids of which applications for approximately $300,000 have been submitted by the company for a refund for work performed. The Corporation is currently reviewing alternatives for replacement of its $24.0 million revolving production loan facility.

     The Corporation's 2005 Western Canadian exploration and development expenditures are expected to be primarily funded from operating cash flow. If additional cash is required to fund planned 2005 capital programs, in particular programs Offshore Nova Scotia and Offshore Trinidad, it may be sourced from equity financings or, in the case of Offshore Nova Scotia activities, from potential releases of secured term deposits as additional work expenditures are incurred. The Corporation may also elect to farm-out portions of its Offshore Nova Scotia acreage, or enter into other arrangements with third parties, thereby reducing capital required from the Corporation to fund these prospects.


CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT                       16

MANAGEMENT'S DISCUSSION AND ANALYSIS

BUSINESS RISK

Companies engaged in the oil and gas industry are exposed to a number of business risks, which can be described as operational and financial risks, many of which are outside of Canadian Superior's control. More specifically these include risks of economically finding reserves and producing oil and gas in commercial quantities, marketing the production, commodity prices and interest rate fluctuations and environmental and safety risks. In order to mitigate these risks, the Corporation has an experienced based of qualified personnel, both technical and financial, and maintains an insurance program that is consistent with industry standards.

     At March 31, 2005, the Corporation had $14.5 million of term deposits posted as security against its remaining Offshore Nova Scotia work expenditure bids. To the extent that expenditures are not incurred within the periods allowed, the Corporation would forfeit its proportionate share of any remaining deposits relating to the unexpended work commitment.

     The Corporation's existing production loan facility expires on May 31, 2005, unless renewed, extended or replaced. The Corporation is currently reviewing alternatives for replacement of its $24.0 million revolving production loan facility.

NOTICE TO READER

MANAGEMENT HAS COMPILED THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION OF CANADIAN SUPERIOR ENERGY INC. CONSISTING OF THE INTERIM CONSOLIDATED BALANCE SHEETS AS AT MARCH 31, 2005 AND 2004 AND THE CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT) AND CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THREE MONTHS ENDED MARCH 31, 2005 AND 2004. PLEASE NOTE THE INTERIM FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED OR AUDITED BY EXTERNAL AUDITORS.


17                       CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT

                                                     CONSOLIDATED BALANCE SHEETS

(THOUSANDS OF CANADIAN DOLLARS)

                                          MARCH 31                   December 31
                                              2005                          2004
                                        (UNAUDITED)                     (audited)
                                       -----------                   -----------
ASSETS
Current assets
   Cash and short-term investments        $  1,342                      $  1,725
   Accounts receivable                       5,756                         5,808
   Prepaid expenses                            675                           593
                                       -----------                   -----------
                                             7,773                         8,126

Nova Scotia offshore term deposits          14,169                        14,169
Petroleum and natural gas properties
  (Note 4)                                 129,413                       128,716
                                       -----------                   -----------
                                          $151,355                      $151,011
                                       -----------                   -----------
                                       -----------                   -----------
LIABILITIES
Current liabilities
   Accounts payable and accrued
     liabilities                          $ 10,083                      $ 10,756
   Revolving production loan (Note 2)       11,100                        10,750
                                       -----------                   -----------
                                            21,183                        21,506

Future income taxes                          8,864                         8,778
Asset retirement obligation                  7,377                         7,177
                                       -----------                   -----------
                                            37,424                        37,461
                                       -----------                   -----------
SHAREHOLDERS' EQUITY
Share capital (Note 3)                     114,702                       114,626
Contributed surplus                          3,586                         3,386
Deficit                                     (4,357)                       (4,462)
                                       -----------                   -----------
                                           113,931                       113,550
                                       -----------                   -----------
                                          $151,355                      $151,011
                                       -----------                   -----------
                                       -----------                   -----------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT                       18

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(UNAUDITED)
(THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                Three Months Ended
                                                     March 31
                                              2005                  2004
                                           -------               -------
Revenue

   Oil and gas                             $10,120               $ 9,072
   Royalties, net of royalty tax credit     (1,746)               (1,884)
                                           -------               -------
                                             8,374                 7,188
                                           -------               -------
Expenses
   Production and operating                  1,524                 1,510
   Depletion, amortization and accretion     4,951                 5,085
   Interest and bank debt                      235                   174
   General and administrative                1,289                 1,128
   Stock based compensation                    199                   243
                                           -------               -------
                                             8,198                 8,140
                                           -------               -------
Net income from operations                     176                  (952)

Interest income                                 75                   128
                                           -------               -------
Income before income taxes                     251                  (824)
                                           -------               -------
Provision for income taxes
   Future                                       88                  (126)
   Capital                                      58                    68
                                           -------               -------
                                               146                   (58)
                                           -------               -------
Net income (loss)                              105                  (766)
Deficit at beginning of period              (4,462)               (1,438)
                                           -------               -------
Deficit at end of period                   $(4,357)              $(2,204)
                                           -------               -------
                                           -------               -------
Income (loss) per share                       $0.0                $(0.01)
                                           -------               -------
Diluted income (loss) per share               $0.0                $(0.01)
                                           -------               -------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


19                       CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)
(THOUSANDS OF CANADIAN DOLLARS)

                                                                      Three Months Ended
                                                                           March 31
                                                               2005                              2004
                                                             -------                         --------
  CASH PROVIDED BY (USED IN):

  OPERATIONS ACTIVITIES:
     Net lncome                                              $   105                         $   (766)
     Items not requiring cash outlay:
        Depletion, amortization and accretion                  4,951                            5,085
        Future income taxes (reduction)                           88                             (126)
        Stock based compensation expense                         199                              243
                                                             -------                         --------
                                                               5,343                            4,436

     Net change in non-cash working capital                       95                            7,905
                                                             -------                         --------
                                                               5,438                           12,341
                                                             -------                         --------
   FINANCING ACTIVITIES:
     Issue of shares                                              75                            8,856
     Increase (repayments) of revolving production loan          350                           (5,900)
                                                             -------                         --------
                                                                 425                            2,956
                                                             -------                         --------
   INVESTING ACTIVITIES:
     Exploration and development expenditures                 (5,447)                         (14,210)
     Change in non-cash working capital                         (799)                           7,740
                                                             -------                         --------
                                                              (6,246)                          (6,470)
                                                             -------                         --------
   Increase (decrease) in cash and short-term investments       (383)                           8,827
     Cash and short-term investments, beginning of period      1,725                            9,328
                                                             -------                         --------
   Cash and short-term investments, end of period            $ 1,342                         $ 18,155
                                                             -------                         --------
                                                             -------                         --------
   Interest paid during period                                   235                              174
                                                             -------                         --------
   Taxes paid during period                                        0                                0
                                                             -------                         --------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT                       20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands except per share amounts)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements of Canadian Superior Energy Inc. have been prepared by management in accordance with the accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2004. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2004.

NOTE 2: REVOLVING PRODUCTION LOAN

At March 31, 2005 the Corporation had a demand revolving production loan facility (the "facility") with a Canadian chartered bank of $24.0 million of which it had drawn $11.1 million. The facility bears interest at prime plus 0.75 percent on the first $22.5 million of the facility and prime plus 1.0 percent on the remainder. The facility is secured by a $50 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation. The facility expires May 31, 2005, unless renewed, extended or replaced.

NOTE 3: SHARE CAPITAL

a)   Issued

     The Corporation's authorized share capital consisted of an unlimited number of common shares and preferred shares.

                                                            Number          Amount
                                                           -----------------------
Balance as at December 31, 2004                            109,806        $114,626
   Issued upon exercise of stock options                        52              79
   Issue costs, net of future tax reduction of $2               --              (3)
                                                           -----------------------
Balance as at March 31, 2005                               109,858        $114,702
                                                           -----------------------
                                                           -----------------------

b)   Stock options:

     The Corporation has a stock option plan for its directors, employees and consultants. The exercise price for stock options granted is no less than the quoted market price on the grant date. An option's maximum term is ten years.

                                     March 31, 2005             December 31, 2004
                              --------------------------------------------------------
                               Number of        Weighted     Number of        Weighted
                                 Options   Average Price       Options   Average Price
                              --------------------------------------------------------
Balance, beginning of period       7,371          $ 1.66         5,133          $ 1.29
   Forfeited                         (95)           2.06        (2,170)           1.57
   Exercised                         (52)           1.53        (1,299)           1.13
   Granted                           752            1.95         5,707            1.85
                              --------------------------------------------------------
Balance, end of period             7,976          $ 1.69         7,371          $ 1.66
                              --------------------------------------------------------
                              --------------------------------------------------------

     A modified Black-Scholes option pricing model, with the following weighted average assumptions for the three months ended March 31, 2005, was used to estimate the fair value of options on the date of the grant, for inclusion as stock-based compensation expense.


21                       CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        (Tabular amounts in thousands  except per share amounts)

The fair value of the stock based compensation is amortized over the vesting period of the options.

Risk free interest rate (%)      4.00
Expected lives (years)            5.0
Expected volatility (%)            95
Dividend per share               0.00

The grant date weighted average fair value of options issued during 2005 was $1.59 per option.

NOTE 4: PETROLEUM AND NATURAL GAS PROPERTIES

Petroleum and natural gas properties and equipment (Dec 31, 2004)             $173,157
Less: accumulated depreciation, depletion and amortization                     (44,441)
                                                                              --------
Balance December 31, 2004                                                      128,716

Additions to March 31, 2005                                                      5,447
Asset retirement obligation                                                         67
Less: accumulated depreciation, depletion and amortization
  (net of accretion expense of $133)                                            (4,817)
                                                                              --------
                                                                              $129,413
                                                                              --------
                                                                              --------

NOTE 5: RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2005, the Corporation paid $140,000 (2004 - $307,000) at commercial terms for oilfield equipment rentals to a company controlled by a director and for aircraft rentals at commercial terms to a company controlled by an officer and director of the Corporation.

NOTE 6: RISK MANAGEMENT

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.

At March 31, 2005, the Corporation had the following contracts in place:

Contract                  Volume           Price                              Term
--------                  ------           -----                              ----
CRUDE OIL
Costless Collar           100 bbls/d       $43.85 - $51.00 USD/bbl WTI        April 1, 2005 - December 31, 2005

At March 31, 2005, the estimated fair value of the above financial instruments was a loss of $133,000.

During the first quarter of 2005, the Corporation's hedging activities resulted in a gain of $246,000 which was recorded as an increase in oil and gas revenues during the period.

MANAGEMENT HAS COMPILED THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION OF CANADIAN SUPERIOR ENERGY INC. CONSISTING OF THE INTERIM CONSOLIDATED BALANCE SHEETS AS AT SEPTEMBER 30, 2004 AND THE CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT AND CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003. PLEASE NOTE THE INTERIM FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED OR AUDITED BY EXTERNAL AUDITORS.


CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT                       22

HIGHLIGHTS


The following table sets forth selected financial information of Canadian Superior Energy Inc. for the periods indicated:


Three Months Ended March 31, 2005 (UNAUDITED)

                                                                            2005             2004    % Change
                                                                      ---------------------------------------
   FINANCIAL:
   ($000's except per share amount)
   Oil and gas revenues                                                 $ 10,120         $  9,072         12%
   Cash flow from operations                                            $  5,343         $  4,436         20%
     Per Share                                                          $   0.05         $   0.04         25%
   Net earnings (loss)                                                  $    105         $   (766)       114%
     Per Share                                                          $   0.00         $  (0.01)       100%
   Capital expenditures                                                 $  5,447         $ 14,210        -62%
   Net debt including working capital                                   $ 13,410         $  4,662        188%
   Weighted average common
     shares outstanding                                                  109,807          101,401          8%

PRODUCTION, PRICING AND REVENUE:

Three Months Ended March 31, 2005 (UNAUDITED)

                                                                            2005             2004    % Change
                                                                      ---------------------------------------
NATURAL GAS
     Average Daily Production (mcf/d)                                     11,092           11,882         -7%
     Average Sales Price ($/mcf)                                        $   7.59         $   6.60         15%

OIL & NGLs
        Average Daily Production (bbls/d)                                    562              614         -8%
        Average Sales Price ($/bbl)                                     $  50.34         $  34.52         46%

BARRELS OF OIL EQUIVALENT (6:1)
        Average Daily Production (boe/d)                                   2,411            2,594         -7%
        Average Sales Price ($/boe)                                     $  46.64         $  38.42         21%
        Total Oil and Gas Revenue ($000's)                              $ 10,120         $  9,072         12%

WELLS DRILLED
   Gross                                                                     4.0              6.0        -33%
   Net                                                                      3.15              4.2        -25%


23                      CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT

                                                          CORPORATE INFORMATION


DIRECTORS                                            OFFICERS AND SENIOR MANAGEMENT
Greg Noval, B.Comm., B.A. (Econ.), LLB               Greg Noval, B.Comm., B.A. (Econ.), LLB
     President, CEO & Director                            President & CEO
Leigh Bilton                                         Leigh Bilton
     Executive Vice President, Vice President,            Executive Vice President & Vice President,
     Western Canada Operations & Director                 Western Canada Operations
Alex Squires, B.Sc. (Ind.Eng.), MBA, C.F.A.          Michael E. Coolen, B.Sc., B.Eng. (Mech), P.Eng.
     Director                                             Vice President, East Coast Operations
Gerald J. Maier, B.Sc. (Pet. Eng.), O.C., C.D.,      Mel Marshall, B.Sc., Geophysics, P.Geoph
                 LL.D., FCAE                              Vice President, Exploration
     Director                                        Ross A. Jones, C.M.A.
Charles Dallas                                            Chief Financial Officer
     Director                                        Mark Gillis, B.Eng. (Mech), P.Eng.
T.J. (Jake) Harp, B.Sc. (Pet. Eng.), P.Geoph.             Manager, East Coast Operations
     Director                                        Neil Dore, B.Sc. (Pet.Eng.), P.Eng.
                                                          GM - Western Canada, Operations
                                                     Dave Cassidy, BBA (PLM)
                                                          Land Manager









INDEPENDENT ENGINEERS                                SOLICITORS
Gilbert Laustsen Jung Associates Ltd                 Canadian Counsel
     Calgary, Alberta                                Bordon Ladner Gervais LLP
McDaniel & Associates Consultants Ltd                     Calgary, Alberta
     Calgary, Alberta                                Burchell Green Hayman Parish
                                                          Halifax, Nova Scotia
REGISTRAR AND TRANSFER AGENT                         McCarthy Tetrault LLP
Computershare Trust Company of Canada                     Calgary, Alberta
     Calgary, Alberta & Toronto, Ontario
Computershare Trust Company, Inc.                    U.S. Counsel
     Denver, Colorado & New York, New York           Morrison & Foerster LLP
                                                          New York, New York
STOCK EXCHANGE LISTING                               McLaughlin & Stern LLP
The Toronto Stock Exchange                                New York, New York
American Stock Exchange                              Preston Gates Ellis, LLP
Trading Symbol: SNG                                       Seattle, Washington

                                                     AUDITORS
                                                     KPMG LLP
                                                          Calgary, Alberta

                                                     BANKS
                                                     Alberta Treasury Branch
                                                          Calgary, Alberta
                                                     HSBC Bank Canada
                                                          Calgary, Alberta



CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT                      24

ABBREVIATIONS

mbbls..................................  thousands of barrels bcf....................................  billion cubic feet
mmcf...................................  million cubic feet
boe....................................  barrels of oil equivalent mmcf/d.................................  million cubic feet per day boe/d..................................  barrels of oil equivalent per day bbls...................................  barrels
bbls/d.................................  barrels per day
NGLs...................................  natural gas liquids, consisting of any one or more propane, butane or
                                         condensate.



CONVERSION

All calculations converting natural gas to crude oil equivalent have been made using a ratio of six mcf of natural gas to one barrel of crude oil equivalent.



25                      CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT

                                     LOGO


                                  HEAD OFFICE
             Suite 3300, 400 - 3rd Avenue S.W., Calgary, Alberta,
                                Canada T2P 4H2
                   Tel: (403) 294-1411 Fax: (403) 216-2374


                              EAST COAST OFFICE
                            Purdy's Wharf Tower 1
          Suite 1409, 1959 Upper Water Street, Halifax, Nova Scotia
                               Canada B3J 3N2
                   Tel: (902) 474-3969 Fax: (902) 474-3958


                              www.cansup.com



CANADIAN SUPERIOR ENERGY INC. 2005 FIRST QUARTER REPORT                      26

                                     LOGO


                                  HEAD OFFICE
             Suite 3300, 400 - 3rd Avenue S.W., Calgary, Alberta,
                                Canada T2P 4H2
                   Tel: (403) 294-1411 Fax: (403) 216-2374


                              EAST COAST OFFICE
                            Purdy's Wharf Tower 1
          Suite 1409, 1959 Upper Water Street, Halifax, Nova Scotia
                               Canada B3J 3N2
                   Tel: (902) 474-3969 Fax: (902) 474-3958


                              www.cansup.com